UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

320771207

(CUSIP Number)

Stan Spavold

Clearwater Fine Foods Incorporated

757 Bedford Highway

Bedford, Nova Scotia, Canada B4A 3Z7

(707) 478 4827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 2 of 12

1.	Names of Reporting Persons. JOHN CARTER RISLEY
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,814,618
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,814,618
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,814,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.1% (1)
14.	Type of Reporting Person IN

(1)	Based on 11,705,031 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of May 5, 2016.

CUSIP No.	Page 3 of 12

1.	Names of Reporting Persons. FP Resources USA Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,814,618
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,814,618
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,814,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.1% (1)
14.	Type of Reporting Person CO

(1)	Based on 11,705,031 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of May 5, 2016.

CUSIP No.	Page 4 of 12

1.	Names of Reporting Persons. Lobster Point Properties Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,814,618
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,814,618
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,814,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.1% (1)
14.	Type of Reporting Person CO

(1)	Based on 11,705,031 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of May 5, 2016.

CUSIP No.	Page 5 of 12

1.	Names of Reporting Persons. FP Resources Holdings LLP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,814,618
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,814,618
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,814,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.1% (1)
14.	Type of Reporting Person CO

(1)	Based on 11,705,031 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of May 5, 2016.

CUSIP No.	Page 6 of 12

1.	Names of Reporting Persons. FP Acquisition Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,814,618
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,814,618
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,814,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.1% (1)
14.	Type of Reporting Person CO

(1)	Based on 11,705,031 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of May 5, 2016.

PREAMBLE

This Amendment No. 2 to Schedule 13D is being filed by John Carter Risley (“Mr. Risley”), FP Resources USA Inc. (“FP Resources”), FP Resources Holdings LLP (“FP LLP”), FP Acquisition Holdings LLC (“FP LLC”) and Lobster Point Properties Ltd. (“Lobster Point” and collectively with FP Resources, FP LLP and FP LLC, the “Controlled Entities”) to amend Amendment No. 1 to Schedule 13D filed by Mr. Risley and the Controlled Entities on March 25, 2016 (“Amendment No. 1”) which amended the Schedule 13D relating to shares of Common Stock, $0.01 par value (the “Stock”), of The First Marblehead Corporation (the “Issuer”) previously filed by Mr. Risley on August 19, 2015 (as amended, the “Schedule 13D”). FP Resources is an entity wholly owned by FP LLP, which is an entity that is wholly owned by both (1) Lobster Point, which is an entity wholly owned by Mr. Risley, and (2) FP LLC, which is an entity wholly owned by Lobster Point. As of December 31, 2015, Mr. Risley transferred all of the Stock owned by Mr. Risley to FP Resources. On June 2, 2016, Lobster Point contributed all of the outstanding capital stock of FP Resources to FP LLP. On June 2, 2016, FP Resources and the Issuer entered into (A) a definitive merger agreement (the “Merger Agreement”) pursuant to which FP Resources has agreed to acquire the Issuer, subject to the terms and conditions thereof and (B) a stockholders agreement (the “Parent Stockholder Agreement”) pursuant to which FP Resources has agreed to, among other things, vote its shares of Stock in favor of the adoption of the Merger (as defined below), subject to the terms and conditions thereof. On June 2, 2016, FP Resources and certain stockholders of the Issuer entered into a stockholders agreement (the “Issuer Stockholder Agreement” and together with the Parent Stockholder Agreement, the “Stockholders Agreements”) pursuant to which such stockholders of the Issuer have agreed to, among other things, grant a proxy to FP Resources to vote each of such stockholder’s shares of Stock in favor of the adoption of the Merger, subject to the terms and conditions thereof. This Amendment No. 2 to Schedule 13D reflects such contribution and the execution of the Merger Agreement and the Stockholders Agreements. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	John Carter Risley

FP Resources USA Inc., a Delaware corporation (“FP Resources”)

FP Resources Holdings LLP, a Delaware limited liability partnership (“FP LLP”)

FP Acquisition Holdings LLC, a Delaware limited liability company (“FP LLC”)

Lobster Point Properties Ltd., a Nova Scotia limited company (“Lobster Point” and collectively with FP Resources, FP LLP and FP LLC, the “Controlled Entities”).

FP Resources is owned by FP LLP. FP LLP is owned by Lobster Point and FP LLC. Lobster Point is owned by Mr. Risley. FP LLC is owned by Lobster Point. The Controlled Entities function as holding companies for Mr. Risley.

(b)	The business address of Mr. Risley and the Controlled Entities is as follows:

757 Bedford Highway

Bedford, Nova Scotia B4A 3Z7.

(c)	Mr. Risley is the co-founder, Chairman and President of Clearwater Fine Foods Inc. Clearwater Fine Foods Inc. is an active investment/holding company with major investments in seafood harvesting and processing. FP Resources is a Delaware corporation that is owned by FP LLP. FP LLP is a Delaware limited liability partnership that is owed by Lobster Point and FP LLC. Lobster Point is a Nova Scotia limited company that is owned by Mr. Risley. FP LLC is a Delaware limited liability company that is owned by Lobster Point. The Controlled Entities function as holding company vehicles for Mr. Risley.

(d)	During the last five years, neither Mr. Risley nor any of the Controlled Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Mr. Risley nor any of the Controlled Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Risley is a citizen of Canada. FP Resources is a Delaware corporation. FP LLP is a Delaware limited liability partnership. FP LLC is a Delaware limited liability company. Lobster Point is a Nova Scotia limited company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mr. Risley purchased the shares of Stock of the Issuer using his personal funds. Mr. Risley transferred the Stock to FP Resources as of December 31, 2015. The Controlled Entities have not separately purchased any shares of Stock. On June 2, 2016, Lobster Point contributed all of the outstanding capital stock of FP Resources to FP LLP.

The transactions described in Item 4 are incorporated by reference herein. Subject to the terms and conditions of the Merger Agreement, at the Effective Time (as defined below), FP Resources will pay $5.05 per share of the Stock (other than shares of Stock held in treasury by the Issuer or owned by the Controlled Entities and their subsidiaries and subject to deduction for any required withholding tax), for an aggregate cash payment of approximately $56.73 million. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, FP Resources will pay such cash to the stockholders of Issuer using its cash on hand and cash made available to it from the Controlled Entities.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On June 2, 2016, the Issuer entered into the Merger Agreement with FP Resources and FP Resources Acquisition Corp. (the “Transitory Subsidiary”), a wholly owned subsidiary of FP Resources. The Merger Agreement provides for, subject to the terms and conditions of the Merger Agreement, the acquisition of the Issuer by FP Resources at a price of $5.05 per share of Stock in cash without interest and subject to deduction for any required withholding tax (the “Merger Consideration”), through the merger of the Transitory Subsidiary with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of FP Resources.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•	each share of Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Stock held in the treasury of the Issuer or owned by FP Resources, the Transitory Subsidiary or any wholly owned subsidiary of FP Resources or the Transitory Subsidiary immediately prior to the Effective Time (all of which will be canceled) and shares of Stock held by holders who properly exercise their appraisal rights under Delaware law) will be automatically converted into the right to receive the Merger Consideration;

•	each stock option granted under any stock incentive or equity-related plan or agreement of the Issuer (each, an “Issuer Stock Plan”) that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and converted into the right to receive an amount of cash equal to the product of (i) the total number of shares of Stock then underlying such stock option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such stock option, without any interest thereon; provided that, in the event that the exercise price of any such stock option is equal to or greater than the Merger Consideration, such stock option will be canceled, without any consideration being payable in respect thereof; and

•	each restricted stock unit and director stock unit granted under an Issuer Stock Plan (collectively, “Issuer Stock Units”) that is outstanding and unvested immediately prior to the Effective Time will vest in full, and each Issuer Stock Unit for which shares of Stock have not been delivered as of immediately prior to the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the product of (i) the total number of shares of Stock then underlying such Issuer Stock Unit multiplied by (ii) the Merger Consideration.

The Merger Agreement contains customary representations and warranties from both the Issuer, on the one hand, and FP Resources and the Transitory Subsidiary, on the other hand. It also contains customary covenants, including covenants providing for each of the Issuer and FP Resources to use its reasonable best efforts to cause the Merger to be consummated, and covenants requiring the Issuer, among other things, (i) to use commercially reasonable efforts to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) not to engage in specified types of transactions during such period, and (iii) not to solicit proposals or engage in discussions relating to alternative acquisition proposals or change the recommendation of the Issuer’s Board of Directors (the “Issuer Board”) to the Issuer’s stockholders regarding the Merger, in each case except as otherwise permitted by the Merger Agreement, including in connection with the compliance by the Issuer Board with its fiduciary duties under applicable law.

Completion of the Merger is subject to customary closing conditions, including (i) adoption of the Merger Agreement by the Issuer’s stockholders, (ii) the absence of governmental injunctions or other legal restraints prohibiting the Merger, (iii) the accuracy of the representations and warranties of the other party, generally subject to an overall material adverse effect qualification, and (iv) material compliance by the other party with its covenants under the Merger Agreement. FP Resources’ obligations under the Merger Agreement are not subject to any financing condition.

FP Resources’ and the Transitory Subsidiary’s obligations to pay the Merger Consideration under the Merger Agreement are guaranteed by Clearwater Fine Foods Incorporated, an affiliate of Mr. Risley and the Controlled Entities.

The Issuer Board has unanimously approved the Merger and the Merger Agreement, and the Issuer has agreed to hold a stockholders meeting to submit the Merger Agreement to its stockholders for their consideration.

The Merger Agreement may be terminated at any time prior to the Effective Time, subject to the terms and conditions of the Merger Agreement: (i) by mutual written consent of the parties; (ii) by either the Issuer or FP Resources, if the Merger is not consummated on or before November 2, 2016; (iii) by either the Issuer or FP Resources, if a governmental injunction or other legal restraint prevents the consummation of the Merger; (iv) by either the Issuer or FP Resources, if the requisite vote of the Issuer’s stockholders has not been obtained; (v) by FP Resources, if the Issuer Board fails to recommend or changes, or fails to reaffirm, its recommendation regarding the Merger or approves or recommends an alternative transaction; (vi) by the Issuer, to enter into a definitive agreement with respect to a superior proposal; or (vii) by either the Issuer or FP Resources upon the other party’s uncured material breach of any representation, warranty, covenant or agreement under the Merger Agreement. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, the Issuer will be required to pay FP Resources a termination fee of approximately $2,600,000.

In connection with the Merger Agreement, on June 2, 2016, (i) FP Resources entered into the Company Stockholder Agreement with Daniel Meyers, the Issuer’s Chairman of the Board and Chief Executive Officer, and Seth Gelber, the Issuer’s Managing Director, President and Chief Operating Officer and (ii) FP Resources entered into the Parent Stockholder Agreement with the Issuer. Each of the Stockholders Agreements (a) prohibits the applicable stockholder from transferring his or its shares of Stock prior to the Effective Time and (b) requires the applicable stockholder to vote (and to grant a proxy to FP Resources, in the case of the Issuer Stockholder Agreement, or the Issuer, in the case of the Parent Stockholder Agreement, to vote) his or its shares of Stock in favor of the adoption of the Merger Agreement and the other transactions contemplated thereby and to vote against the approval or adoption of any alternative acquisition proposal, in each case subject to specified exceptions. The Issuer Stockholder Agreement will terminate upon (i) the earlier of the Effective Time or the termination of the Merger Agreement or (ii) with respect to Mr. Meyers or Mr. Gelber, the election of such individual following (x) any decrease in the price per share of Stock payable pursuant to the Merger Agreement, (y) any change in form of consideration payable pursuant to the Merger Agreement or (z) the imposition of any conditions to the Merger not set forth in the Merger Agreement. The Parent Stockholder Agreement will terminate upon the earlier of the Effective Time or the termination of the Merger Agreement.

Under the Stockholders Agreements, the stockholders who are parties to the Stockholders Agreements have agreed to vote in favor of the Merger shares of Stock representing approximately 24.1% of the issued and outstanding shares of Stock.

If permitted by applicable law, subsequent to consummation of the Merger, Mr. Risley and the Controlled Entities intend to delist the shares of Stock from The New York Stock Exchange.

Except as otherwise set forth in this Schedule 13D, Mr. Risley and the Controlled Entities have no present plans which are required to be disclosed under clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The transactions described in Item 4 are incorporated by reference herein.

(a) Mr. Risley and the Controlled Entities may each be determined to be the beneficial owner of 2,814,618 shares of Stock, representing approximately 24.1% of the Stock outstanding, based on 11,705,031 shares of Stock disclosed by the Issuer as outstanding as of May 5, 2016.

(b) With respect to each of Mr. Risley and the Controlled Entities:

Sole power to vote: 0

Shared power to vote: 2,814,618

Sole power to dispose: 0

Shared power to dispose: 2,814,618

Prior to June 2, 2016, Mr. Risley and the Controlled Entities had the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 1,740,216 shares of Stock. Upon execution of the Issuer Stockholder Agreement, Mr. Risley and the Controlled Entities may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of shares of Stock, because pursuant to the Issuer Stockholder Agreement, Mr. Risley and the Controlled Entities may be deemed to have acquired the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of 1,074,402 shares of Stock. In aggregate, Mr. Risley and the Controlled Entities have the power to vote or direct the vote of and the power to dispose or to direct the disposition of 2,814,618 shares of Stock, representing approximately 24.1% of the shares of Stock outstanding as of May 5, 2016.

(c) Other than (i) the transfer of FP Resources to FP LLP, (ii) entering into the Merger Agreement and (iii) entering into the Stockholders Agreements, FP Resources has not otherwise engaged in any transactions with respect to the Stock since the previously filed Amendment No. 1 to Schedule 13D/A filed on March 25, 2016.

(d) Except as otherwise set forth in this Schedule 13D, no person other than Mr. Risley and the Controlled Entities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Stock of the Issuer reported on this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The transactions described in Item 4 are incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Schedule 5A	Power of Attorney with respect to FP LLP

Schedule 5B	Power of Attorney with respect to FP LLC

Schedule 6	Joint Filing Agreement of the Reporting Persons

Schedule 7	Agreement and Plan of Merger, dated as of June 2, 2016, among The First Marblehead Corporation, FP Resources USA Inc. and FP Resources Acquisition Corp.*

Schedule 8	Parent Stockholder Agreement, dated as of June 2, 2016, between The First Marblehead Corporation and FP Resources USA Inc.

Schedule 9	Issuer Stockholder Agreement, dated as of June 2, 2016, among FP Resources USA Inc., Daniel Meyers and Seth Gelber.

*	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the Controlled Entities agree to furnish supplementally a copy of any omitted schedule and/or exhibit to the staff of the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2016
Date

/s/ John Carter Risley*
Signature

*	Stan Spavold, as attorney in fact

FP RESOURCES USA INC.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

LOBSTER POINT PROPERTIES LTD.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

FP RESOURCES HOLDINGS LLP

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title:	Secretary

FP ACQUISITION HOLDINGS LLC

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary